UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Simon Property Group, Inc.

(Name of Issuer)

Common Stock, Par Value $ .0001 per Share

(Title of Class of Securities)

828806 10 9

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828806-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melvin Simon & Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,230,480 (See Item 4)

	6.	Shared Voting Power 3,192,000 (See Item 4)

	7.	Sole Dispositive Power 18,230,480 (See Item 4)

	8.	Shared Dispositive Power 3,192,000 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,422,480 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melvin Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,599,323 (See Item 4)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 6,599,323 (See Item 4)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,599,323 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 2.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herbert Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,416,265 (See Item 4)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 5,416,265 (See Item 4)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,416,265 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,397,419 (See Item 4)

	6.	Shared Voting Power 62,953 (See Item 4)

	7.	Sole Dispositive Power 1,397,419 (See Item 4)

	8.	Shared Dispositive Power 62,953 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,460,372 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) IN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Voting Trust formed pursuant to a Second Amended and Restated Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between Melvin Simon & Associates, Inc., an Indiana corporation, and Melvin Simon, Herbert Simon and David Simon.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,192,000 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,192,000 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,192,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 1.4%

12.	Type of Reporting Person (See Instructions) OO

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Voting Trust formed pursuant to a Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 8,000 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 8,000 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
(a)	Name of Issuer Simon Property Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices 115 West Washington Street, Suite 15 East, Indianapolis, Indiana 46204

Item 2.
(a)

Name of Person Filing
Melvin Simon & Associates, Inc.

Melvin Simon

Herbert Simon

David Simon

Voting trust formed pursuant to a Second Amended and Restated Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between Melvin Simon & Associates, Inc., an Indiana corporation, and Melvin Simon, Herbert Simon and David Simon (hereinafter, “Amended and Restated Voting Trust”)

Voting Trust formed pursuant to a Voting Trust Agreement, Voting Agreement and Proxy entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon (hereinafter, “Class B Voting Trust”)

(b)

Address of Principal Business Office or, if none, Residence
The address for each of Melvin Simon & Associates, Inc., Melvin Simon, Herbert Simon, David Simon, the Amended and Restated Voting Trust and the Class B Voting Trust is 115 West Washington Street, Suite 15 East, Indianapolis, Indiana  46204.

(c)

Citizenship
Melvin Simon & Associates, Inc. – Indiana

Melvin Simon – United States

Herbert Simon – United States

David Simon – United States

Amended and Restated Voting Trust – Delaware

Class B Voting Trust – Delaware

(d)	Title of Class of Securities Common Stock, Par Value $0.0001 per Share
(e)	CUSIP Number 828806-10-9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information is provided as of December 31, 2004.
	I.	MELVIN SIMON & ASSOCIATES, INC.
	(a)	Amount beneficially owned:* 21,422,480(1)
	(b)	Percent of class:** 9.0%

*                      Includes shares of Common Stock, par value $0.0001 per share (“Common”) and Class B Common Stock, par value $0.0001 per share (“Class B Common”) of Simon Property Group, Inc.  Upon the occurrence of certain events, shares of Class B Common convert automatically into Common (on a share-for-share basis).  The amounts also include shares that may be issued upon the exercise of stock options that are exercisable within 60 days as well as shares that may be issued upon the exchange of units of partnership interest in Simon Property Group, L.P. (“Units”).  Units held by limited partners are exchangeable either for shares (on a one-to-one basis) or for cash.

**               At December 31, 2004, there were outstanding 220,294,495 shares of Common, 8,000 shares of Class B Common and 4,000 shares of Class C Common Stock, par value $0.0001 per share.  The percentages assume that all options exercisable within 60 days and all Units held by such person are exercised or exchanged for shares of Common, but do not give effect to the exercise of options or exchange of Units by other persons.

(1)               Includes 3,706,900 shares of Common currently outstanding and 17,715,580 shares of Common issuable upon exchange of Units.  3,192,000 shares of the Common are held by the Second Amended and Restated Voting Trust, of which Melvin Simon, Herbert Simon and David Simon are the voting trustees.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 18,230,480
	(ii)	Shared power to vote or to direct the vote 3,192,000
	(iii)	Sole power to dispose or to direct the disposition of 18,230,480
	(iv)	Shared power to dispose or to direct the disposition of 3,192,000

II.	MELVIN SIMON
(a)	Amount beneficially owned:* 6,599,323(2)
(b)	Percent of class:** 2.9%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 6,599,323
	(ii)	Shared power to vote or to direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 6,599,323
	(iv)	Shared power to dispose or to direct the disposition of -0-

III.	HERBERT SIMON
(a)	Amount beneficially owned:* 5,416,265(3)
(b)	Percent of class:** 2.4%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 5,416,265
	(ii)	Shared power to vote or to direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 5,416,265
	(iv)	Shared power to dispose or to direct the disposition of -0-

(2)               Includes 225,210 shares of Common currently outstanding and 6,374,113 shares of Common issuable upon exchange of Units.  Does not include shares of Common and shares issuable upon exchange of Units owned by Melvin Simon & Associates, Inc., which is 69.06% owned by Melvin Simon.

(3)               Includes 236,851 shares of Common currently outstanding and 5,179,414 shares of Common issuable upon exchange of Units.  Does not include shares of Common and shares issuable upon exchange of Units owned by Melvin Simon & Associates, Inc., which is 30.94% owned by Herbert Simon.

IV.	DAVID SIMON
(a)	Amount beneficially owned:* 1,460,372(4)
(b)	Percent of class:** 0.7%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,397,419
	(ii)	Shared power to vote or to direct the vote 62,953
	(iii)	Sole power to dispose or to direct the disposition of 1,397,419
	(iv)	Shared power to dispose or to direct the disposition of 62,953

V.	AMENDED AND RESTATED VOTING TRUST
(a)	Amount beneficially owned:* 3,192,000
(b)	Percent of class:** 1.4%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 3,192,000
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 3,192,000

VI.	CLASS B VOTING TRUST
(a)	Amount beneficially owned:* 8,000
(b)	Percent of class:** 0.0%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-

(4)               Includes 279,600 shares of Common currently outstanding; 822,772 shares of Common issuable upon exchange of Units; 350,000 shares of Common issuable upon exercise of stock options that are exercisable within 60 days; and 8,000 shares of Class B Common.  The shares of Class B Common are held by the Class B Voting Trust, of which Melvin Simon, Herbert Simon and David Simon are the voting trustees.  Pursuant to the Class B Voting Trust, the voting trustees are obligated to vote the Class B Common for, or give consent to, the election as a director of Simon Property Group, Inc. of Melvin Simon if he is then serving as a voting trustee, of Herbert Simon if he is then serving as a voting trustee and of David Simon if he is then serving as a voting trustee.

(ii) Shared power to vote or to direct the vote 8,000
(iii) Sole power to dispose or to direct the disposition of -0-
(iv) Shared power to dispose or to direct the disposition of 8,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
The identity of each member of the group is set forth above under Item 2(a) and Item 4.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	MELVIN SIMON & ASSOCIATES, INC., an Indiana corporation

	By:	/s/ Melvin Simon
Melvin Simon, Co-Chairman

SECOND AMENDED AND RESTATED VOTING TRUST AGREEMENT, VOTING AGREEMENT AND PROXY entered into as of March 1, 2004 between Melvin Simon & Associates, Inc. and Melvin Simon, Herbert Simon and David Simon

	By:	/s/ Melvin Simon
Melvin Simon, as Voting Trustee and in his individual capacity

	By:	/s/ Herbert Simon
Herbert Simon, as Voting Trustee and in his individual capacity

	By:	/s/ David Simon
David Simon, as Voting Trustee and in his individual capacity

VOTING TRUST AGREEMENT, VOTING AGREEMENT AND PROXY entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon

	By:	/s/ David Simon
David Simon, as Voting Trustee

	By:	/s/ Melvin Simon
Melvin Simon, as Voting Trustee

	By:	/s/ Herbert Simon
Herbert Simon, as Voting Trustee

Exhibit A

JOINT FILING AGREEMENT

The undersigned persons agree and consent to the joint filing on their behalf of this Amendment No. 1 to Schedule 13G in connection with their beneficial ownership of the Common Stock of Simon Property Group, Inc. at December 31, 2004.

Date: February 14, 2005	MELVIN SIMON & ASSOCIATES, INC., an Indiana corporation

	By:	/s/ Melvin Simon
Melvin Simon, Co-Chairman

SECOND AMENDED AND RESTATED VOTING TRUST AGREEMENT, VOTING AGREEMENT AND PROXY entered into as of March 1, 2004 between Melvin Simon & Associates, Inc. and Melvin Simon, Herbert Simon and David Simon

	By:	/s/ Melvin Simon
Melvin Simon, as Voting Trustee and in his individual capacity

	By:	/s/ Herbert Simon
Herbert Simon, as Voting Trustee and in his individual capacity

	By:	/s/ David Simon
David Simon, as Voting Trustee and in his individual capacity

VOTING TRUST AGREEMENT, VOTING AGREEMENT AND PROXY entered into as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon

	By:	/s/ David Simon
David Simon, as Voting Trustee

	By:	/s/ Melvin Simon
Melvin Simon, as Voting Trustee

	By:	/s/ Herbert Simon
Herbert Simon, as Voting Trustee